NEOLEUKIN THERAPEUTICS, INC.

188 East Blaine Street, Suite 450

Seattle, Washington 98102

November 8, 2023

VIA EDGAR – ACCELERATION REQUEST

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549-3628

Attention: Sasha Parikh, Angela Connell, Doris Stacey Gama, Tim Buchmiller

Re:	Neoleukin Therapeutics, Inc. – Registration Statement on Form S-4 (File No. 333-274095)

Requested Date: November 13, 2023

Requested Time: 4:00 p.m. Eastern Time

Ladies and Gentlemen:

Neoleukin Therapeutics, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statement on Form S-4 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission.

The Registrant hereby authorizes Robert Freedman, Julia Forbess, and Chelsea Anderson, attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Freedman at (206) 389-4524 or, in his absence, to Julia Forbess at (415) 875-2420, or Chelsea Anderson at (206) 389-4516.

* * *

Sincerely,

NEOLEUKIN THERAPEUTICS, INC.

/s/ Donna M. Cochener
Donna M. Cochener
Interim Chief Executive Officer

cc:	Donna M. Cochener, Esq., Interim Chief Executive Officer

Neoleukin Therapeutics, Inc.

Robert A. Freedman, Esq.

Julia Forbess, Esq.

David Michaels, Esq.

Chelsea Anderson, Esq.

Fenwick & West LLP